RALLY

Bill of Sale

As of November 19, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Heritage Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#FOSSILBOX
Description:	1999 Pokémon 1st Edition Fossil Set Sealed Booster Box
Total Acquisition Cost:	$ 18,000.00
Consideration: Cash (%) Equity (%) Total	$ 18,000.00 (100%) $ 0 (0%) $ 18,000.00 (100%)